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The Efficiency Experts

Steve & Chris are devoted to helping people do what's right for the environment.



Convinced that any industry can be made cleaner and more efficient through smart engineering, they've developed technologies to reduce carbon and manufacturing emissions and curtail the use of chemical pesticides, among other eco-friendly interventions. Each has earned a reputation for setting ambitious goals and meeting them quickly and cost-effectively.



Steve
Fambro
CEO



- **Venture partner** and COO of Ocean Holding, an investment and development company dedicated to advancing the use of **clean**, **renewable energy**
- **Founder** of Famgro; **raised $8m** to launch a superefficient **pesticide/herbicide-free** indoor food-production system; built the world's largest advanced hydroponics farm (in nine months **under budget and ahead of schedule**) — this facility alone **saved four million gallons of water per year**.
- **Lead electrical engineer** for biotech giant Illumina's initiative to build the most powerful DNA-synthesis robots in the world — Steve helped create the world's largest DNA-synthesizing robot.
- **B.S.E.E.**, University of Utah
- Born in College Park, Ga., joined the U.S. Army at 17 to see the world, serving four years



Chris
Anthony
CEO



- **Founder** and former CEO of Flux Power, an advanced **lithium-battery technology** company that **launched its first products in 12 months** and has **reduced carbon emissions in industrial spaces by over 1,000 tons of C02 per year**
- **Founder** of Epic Boats, a **market leader in resin-infused crafts**, where he used **advanced CFD** to design a new style of wakeboat that has excelled at every level of the sport
- **Has raised more than $100m** in private equity, DPO, and grant funding **for technology ventures**
- B.S. in **Finance**, University of North Carolina; winner of three NCAA championships in track and field
- Born in Nashville, was the first of his Blue Ridge Mountain family to graduate from high school



Michael
Johnson
Co-Founder



- **Venture co-founder**, owner, and president/CEO of Esenjay Petroleum, an upstream O&G exploration company based in Corpus Christi, Tex.
- **Co-founder**, major shareholder, and director of Flux Power, a **lithium-power** provider
- Owner of Honey Brake Lodge, located on 20,000 acres astride Louisiana's Larto Lake, offering year-round outdoor experiences; partner to the **Natural Resources Conservation Service**, Louisiana Wildlife & Fisheries, Louisiana State University School of Agriculture, and 4-H
- B.S. in **mechanical engineering**, University of Southwestern Louisiana; graduated first in his class of the USL College of Engineering





Jason Hill
Design

- **Founder** and president of Eleven LLC, a design studio whose clients include **Subaru, Sondors Electric Vehicles, WM Motors, SUNRY Automotive, Oreion Motors**, E-Z-GO/Textron, and Velodyne.
- **First designer at Porsche's American design studio**; **designed exterior of Porsche Carrera GT show car** (basis for production version)
- **Designed Aptera interior and exterior**
- **Designed Mercedes' Micro Compact Car as an EV**, which formed the basis for the **Smart Car** brand
- B.S. in **Transportation Design**, ArtCenter College of Design, Pasadena, Calif.





Nathan Armstrong
Mechanical Engineering

- **Founder** of **Motive Industries**, an **automotive** and industrial-design firm
- **VP of Engineering** at Metalcrafters, Aria Group, Draganfly and Havelaar Canada
- **Boeing CAD design engineer** on the **International Space Station**
- **CAD engineer** on **commercial aircraft**, **Delta rockets** and the early **Joint Strike Fighter Program**
- Member of advisory board for the Centre for Bioengineering Research and Education, University of Calgary
- **Taught automotive engineering** at ArtCenter College of Design
- Studied **design technolog**y at Orange Coast College, Costa Mesa, Calif.



Brian Gallagher
Autopilot and Interface Systems



- **Founder** of Andromeda Interfaces; **led the development of HMI and full self-driving technologies for several Top Tier OEMs**
- **Led the design of vehicle interfaces, displays, and control systems previously at Aptera**
- **Developed HMI technologies and control systems** at Illumina for the world's largest DNA-synthesizing robots
- B.S. in **Electronics Engineering**

Miles Wheeler
Aerodynamics



- **Senior Engineer** at CD-adapco, a **CAE** software company best known for its **CFD** products (acquired by Siemens)
- **Previously at Aptera severed as Chief Simulation Engineer; optimized aerodynamic structures** for efficiency, weight, and strength
- **Built CAD models and performed structural calculations** as a marine engineer
- Ph.D. in **Fluid Dynamics** and M.S. in **Aerospace Engineering**, University of Washington



Darren McKeage
Mechanical Design and Surfacing



- **Founder** of design studio Keage Concepts
- **Co-founder** and **VP of Design**, **Motive Industries**, which offers complete **design services** to **automotive manufacturers**
- **Designed a robotics line** for Genesis Robotics, the **Bison EV pickup truck** and a **supercar** for Will.i.am
- M.A. in **Automotive Design**, Coventry University; **B.D.**, Alberta College of Art and Design

Uldis Stīpnieks
Mechanical Design and Surfacing



- **Founder** of US Animated, a graphic design and animation studio
- Fluent **media artist**, **animator**, and **graphic designer for social and print marketing**
- **Market development** campaigns for**; Iron Mountain, HSBC, Greencore, Etisalat, and Cisco**
- B.A. in **Graphic Design**, Baltic international Academy in Latvia